May 5, 2011
VIA EDGAR
Ms. Kathleen Collins, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 4561
100 F Street N.E.
Washington, D.C. 20549

Re:	Sykes Enterprises, Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 8, 2011
File No. 000-28274
Dear Ms. Collins:
Reproduced below are the comments of the Division of Corporation Finance of the United States Securities and Exchange Commission (“SEC”) in its letter dated April 28, 2011, and the supplemental response of Sykes Enterprises, Incorporated (“Sykes”, “We”, or the “Company”) to each comment.
Form 10-K for the Fiscal Year Ended December 31, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 40
1. We note that your discussion of cash flows from operating activities primarily recites the information seen on the face of your cash flow statement. Tell us how you considered disclosing the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows. Please refer to the guidance of Section IV of SEC Release No. 33-8350.
We reviewed and considered the guidance in Section IV of SEC Release No. 33-8350 when addressing the underlying reasons for material changes in our operating cash flows. In determining the level of disclosure on page 40, we considered the disclosure on page 33 describing the impact of the ICT acquisition in February 2010 along with the resulting acquisition costs included in “General and administrative” costs, which reduced net cash flows provided by operating activities. Additionally, we considered the impact of the cash flow changes in assets and liabilities; however, since those changes were primarily attributable to the timing of cash receipts and payments rather than a material change in the primary underlying drivers of those changes, we did not believe the changes warranted additional disclosure.
In future filings, the Company will continue to consider the guidance of Section IV of SEC Release No. 33-8350 and make the appropriate disclosures to clarify the significant drivers of the variability of operating cash flows when they occur.
Critical Accounting Policies and Estimates
Income Taxes, page 44
2. Tell us your consideration to provide disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations given a significant portion of earnings from foreign subsidiaries is deemed to be permanently reinvested. To the extent that one or two countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations.
In determining the level of disclosure on page 44, we considered the disclosures on pages 34 and 37 which describe the material changes behind the year over year effective income tax rate fluctuations. We also considered the disclosures on page 28 (under the Overview section) that describe the significant items impacting our effective tax rates during the periods presented.
With regard to the relationship between the foreign and domestic effective tax rates, please refer to page 89 (under Note 21 — Income Taxes) for the Company’s domestic and foreign components of its income (loss) from continuing operations before taxes. The corresponding U.S. federal, state and local and foreign components of the Company’s provision for income taxes, both current and deferred, are provided on page 90. Also, the effective tax rate reconciliation on this page identifies the impacts on the rate of the differences between foreign and U.S. statutory rates as well as the impact of the tax holiday jurisdictions.
Our foreign effective tax rates are significantly affected by tax holidays, specifically in the Philippines, Costa Rica, El Salvador and India. In this regard, please refer to page 91 for the following disclosure regarding the tax holiday impacts on the Company’s provision for income taxes:
“The Company’s tax holidays decreased the provision for income taxes by $6.8 million ($0.15 per diluted share), $13.8 million ($0.34 per diluted share) and $10.9 million ($0.27 per diluted share) for the years ended December 31, 2010, 2009 and 2008, respectively.”
Although certain of these tax holidays require minimum levels of capitalization and employment, these levels are not significant and there has been no risk of noncompliance with these requirements.

Based on the above referenced disclosures, we believe we have provided appropriate disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations of our 2010 Form 10-K as outlined in Item 303(a)(3)(i) and Section III.B. of SEC Release 34-48960. In light of this comment, in future filings, we will include the below enhanced disclosure in the section “Critical Accounting Policies and Estimates” regarding the impact that potential changes in foreign countries’ operations could have on our provision for income taxes and results of operations:
“Our provision for income taxes is subject to volatility and is impacted by the distribution of earnings in the various domestic and international jurisdictions in which we operate. Our effective tax rate could be impacted by earnings being either proportionally lower or higher in foreign countries where we have tax rates lower than the U.S. tax rates. In addition, we have been granted tax holidays in several foreign tax jurisdictions, which have various expiration dates ranging from 2011 through 2018. If we are unable to renew a tax holiday in any of these jurisdictions, our effective tax rate could be adversely impacted. In some cases, the tax holidays expire without possibility of renewal. In other cases, we expect to renew these tax holidays, but there are no assurances from the respective foreign governments that they will permit a renewal. Our effective tax rate could also be affected by several additional factors, including changes in the valuation of our deferred tax assets or liabilities, changing legislation, regulations, and court interpretations that impact tax law in multiple tax jurisdictions in which we operate, as well as new requirements, pronouncements and rulings of certain tax, regulatory and accounting organizations.”
Also, tell us if you have entered into any agreements with the Internal Revenue Service with regard to certain foreign jurisdictions (e.g. advanced pricing agreements), and if so tell us what consideration you have given to including a discussion of the material terms of such agreements. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.
The Company does not have any Advanced Pricing Agreements with the Internal Revenue Service with regard to any foreign jurisdictions.
     In accordance with the Staff’s request set forth in the comment letter, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions about the responses above, please feel free to contact me at 813-274-1000.

Sincerely, Sykes Enterprises, Incorporated
By:	/s/ W. Michael Kipphut
W. Michael Kipphut
Executive Vice President and Chief Financial Officer

cc: Melissa Feider, Division of Corporate Finance, U.S. Securities and Exchange Commission

4